Exhibit 8.1

Purple Biotech Ltd.

The following table sets forth the list of our subsidiaries, including the name, jurisdiction of incorporation and the proportion of our ownership interest, as of the date hereof.

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
Tyrnovo Ltd.	Israel	98.47%
Kitov USA Inc.*	Delaware	100%
FameWave Ltd.	Israel	100%
Immunorizon Ltd.	Israel	100%

*	Kitov USA Inc., established in 2019, is currently inactive.